Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the 9 months ended October 1, 2011 and for the fiscal years ended January 1, 2011, January 2, 2010,

January 3, 2009, December 29, 2007 and December 30, 2006

(Millions of Dollars)

	For the nine months ended October 1, 2011	Fiscal Year

		2010	2009	2008	2007	2006
Earnings from continuing operations before income taxes and non-controlling interests	$595.4	$237.1	$283.3	$293.2	$429.3	$351.5
Add:
Interest expense	103.6	110.0	63.7	92.1	92.8	69.3
Portion of rents representative of interest factor	12.2	17.9	6.3	8.7	9.3	8.1
Distributed income of equity investees	2.8	3.5	—	—	—	—

Income as adjusted	$714.0	$368.5	$353.3	$394.0	$531.4	$428.9
Fixed charges:
Interest expense	$103.6	$110.0	$63.7	$92.1	$92.8	$69.3
Portion of rents representative of interest factor	12.2	17.9	6.3	8.7	9.3	8.1

Fixed charges	$115.8	$127.9	$70.0	$100.8	$102.1	$77.4

Ratio of earnings to fixed charges	6.2	2.9	5.0	3.9	5.2	5.5